UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos Avenue and Foivis 2 Street 166-74 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report on Form 6-K (this “Report”) is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated September 8, 2026: DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026.

The information contained in this Report and the exhibit hereto¸ excluding the statements attributed to the Partnership’s Chief Executive Officer, are hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-281195) that has an effective date of November 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2026

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

ATHENS – September 8, 2026 – Dynagas LNG Partners LP (NYSE: DLNG) (the “Partnership”), an owner of liquefied natural gas (“LNG”) carriers, today announced its results for the three and six months ended June 30, 2026.

Half year Highlights:

•

Net Income and Earnings per common unit (basic and diluted) of $33.4 million and $0.82, respectively;

•

Adjusted Net Income(1) of $28.2 million and Adjusted Earnings per common unit(1) (basic and diluted) of $0.68;

•

Adjusted EBITDA(1) of $51.9 million; and

•

95.7% fleet utilization(2).

Quarter Highlights:

•

Net Income and Earnings per common unit (basic and diluted) of $16.0 million and $0.39, respectively;

•

Adjusted Net Income(1) of $15.8 million and Adjusted Earnings per common unit(1)  (basic and diluted) of $0.39;

•

Adjusted EBITDA(1)  of $27.6 million;

•

96.2% fleet utilization(2);

•

The Clean Energy was delivered under its new time charter party agreement with Rio Grande LNG, LLC (“Rio Grande”) in April 2026;

•

Declared and paid a cash distribution of $0.5625 per unit on the Partnership’s Series A Preferred Units (NYSE: DLNG PR A) for the period from February 12, 2026 to May 11, 2026; and

•

Declared a quarterly cash distribution of $0.050 per common unit for the quarter ended March 31, 2026, which was paid on May 22, 2026, to all common unitholders of record as of May 18, 2026.

(1) Adjusted Net Income, Adjusted Earnings per common unit and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and other related information.

(2) Please refer to Appendix B for additional information on how the Partnership calculates fleet utilization.

Recent Events:

•

Declared a quarterly cash distribution of $0.5625 per unit on the Partnership’s Series A Preferred Units for the period from May 12, 2026 to August 11, 2026, which was paid on August 12, 2026 to all Series A Preferred unitholders of record as of August 5, 2026; and

•

Declared a quarterly cash distribution of $0.050 per common unit for the quarter ended June 30, 2026, which was paid on August 28, 2026 to all common unitholders of record as of August 24, 2026.

CEO Commentary:

“The Partnership delivered a solid second quarter, reporting Net Income of $16.0 million, Adjusted Net Income of $15.8 million and Adjusted EBITDA of $27.6 million, on fleet utilization of 96.2%. Our results reflect the commencement in April of the Clean Energy's new time charter with Rio Grande at an improved rate, and a lower cost of debt following continued deleveraging, with net interest and finance costs down 26.9% year on year.

The Partnership's contract coverage continues to deliver predictable cash generation. As of the date of this release, our estimated contracted revenue backlog stands at $0.73 billion with an average remaining contract term of 4.4 years, and we have contracted time charter coverage of 100%, 100% and 65% of estimated Available Days for 2026, 2027 and 2028, respectively. That backlog, together with our existing cash, gives us the financial flexibility to continue amortizing our debt while returning capital to our common and preferred unitholders.

On the regulatory front, the E.U.'s 21st sanctions package, adopted on July 23, 2026, provides an exemption of the Russian LNG ban to transfers destined for third countries under legacy long-term contracts concluded before February 24, 2022. We believe the transportation of LNG under our two charters with Yamal Trade Pte. Ltd. to destinations outside the E.U. falls within this exemption and, accordingly, outside the scope of the EU LNG ban.

For a fuller description of both the E.U. and U.K. measures and their potential impact on us, please refer to the section of this press release entitled 'Russian Sanctions Developments."

Financial Results Overview:

	Three Months Ended		Six Months Ended
(U.S. dollars in thousands, except per unit data)	June 30, 2026 (unaudited)	June 30, 2025 (unaudited)	June 30, 2026 (unaudited)	June 30, 2025 (unaudited)
Voyage revenues	$41,188	$38,613	$81,126	$77,720
Net Income	$15,957	$13,709	$33,383	$27,279
Adjusted Net Income (1)	$15,811	$14,463	$28,190	$28,779
Operating income	$19,819	$19,176	$36,329	$37,721
Adjusted EBITDA(1)	$27,642	$27,687	$51,901	$54,775
Earnings per common unit	$0.39	$0.23	$0.82	$0.52
Adjusted Earnings per common unit (1)	$0.39	$0.25	$0.68	$0.56

(1) Adjusted Net Income, Adjusted EBITDA and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and other related information.

Three Months Ended June 30, 2026 and 2025 Financial Results

Net Income for the three months ended June 30, 2026 was $16.0 million as compared to $13.7 million for the corresponding period in 2025, which represents an increase of $2.3 million, or 16.8%. The increase in Net Income for the three months ended June 30, 2026 compared to the corresponding quarter of 2025 was mainly attributable to: (a) the increase in Voyage revenues, (b) the decrease in Net Interest and finance costs, and (c) the Other operating revenues from related party which relate to the monetization of FuelEU compliance surplus realized in April 2026 pursuant to the transfer of the FuelEU compliance surplus generated by the Arctic Aurora through a pooling agreement (the "Pooling Agreement"). The Pooling Agreement was entered into by the Partnership and other vessel-owning companies who share common ultimate beneficial ownership with the Partnership’s sponsor, Dynagas Holding Ltd. The above increase was partially offset by the increase in Voyage expenses and Vessel operating expenses.

Adjusted Net Income (a non-GAAP financial measure) for the three months ended June 30, 2026 was $15.8 million, compared to $14.5 million for the corresponding period in 2025, which represents a net increase of $1.3 million, or 9%. This increase was mainly attributable to (a) the increase in cash revenues as explained below and (b) the increase in Other operating revenues as explained above, which was partially offset by (i) the lower time charter rate earned by the Arctic Aurora compared to the corresponding period in 2025 and (ii) the decrease in Net Interest and finance costs. The above increase in adjusted net income was partially counterbalanced by the increase in both Voyage expenses and Vessel operating expenses.

Voyage revenues for the three months ended June 30, 2026 were $41.2 million, compared to $38.6 million for the corresponding period in 2025, which represents a net increase of $2.6 million, or 6.7%. This increase was mainly attributable to: (a) the higher time charter rate earned by the Clean Energy under its new charter party with Rio Grande that commenced on April 30, 2026 and was partially offset by a period of 20.5 days off-hire incurred which underwent unscheduled maintenance between the vessel’s re-delivery by SEFE and its delivery to Rio Grande, (b) the increase in variable hire revenues earned under the OPEX pass-through time charters following an increase in Vessel operating expenses as explained below, and (c) the increase of the value of the EU ETS emissions allowances (“EUAs”) due to the Partnership by the charterers of its vessels as a result of the increase in the EU requirement for surrendering allowances for 100% of their verified emissions in 2026 against 70% in 2025, increased market prices and increased voyages to EU ports (the corresponding value of the abovementioned EUAs, which the Partnership is obliged to surrender to the EU authorities, is included within Voyage expenses, therefore the net effect of the EUAs to the Operating Income and Net income is zero).

The Partnership reported average daily hire gross of commissions(3) of approximately $71,810 per day per vessel for the three-month period ended June 30, 2026, compared to approximately $70,730 per day per vessel for the corresponding period in 2025. The Partnership’s vessels operated at 96.2% and 99.4% fleet utilization during the three-month periods ended June 30, 2026 and 2025, respectively.

Vessel operating expenses were $8.9 million, which corresponds to a daily rate per vessel of $16,322 for the three-month period ended June 30, 2026, compared to $7.7 million, or a daily rate per vessel of $14,189, in the corresponding period in 2025. This increase was mainly attributable to increased crew expenses and increased scheduled engine maintenance costs. As mentioned above, a substantial part of the increase in Vessel operating expenses is counter-balanced by the corresponding increase in variable hire revenues earned on the Partnership’s vessels operating under OPEX pass-through time charters.

Adjusted EBITDA (a non-GAAP financial measure) for the three months ended June 30, 2026 was $27.6 million, compared to $27.7 million for the corresponding period in 2025. The decrease of $0.1 million, or 0.4%, was mainly attributable to the above-mentioned increase in Voyage expenses and Vessel operating expenses, which was partially offset by the increase in cash voyage revenues.

Net Interest and finance costs were $3.8 million in the three months ended June 30, 2026, compared to $5.2 million in the corresponding period in 2025, which represents a decrease of $1.4 million, or 26.9%, due to the reduction in interest-bearing debt and the decrease in market interest rates resulting in a weighted average interest rate from 6.49% in the three months ended June 30, 2025 to 5.90% in the three months ended June 30, 2026.

For the three months ended June 30, 2026, the Partnership reported both basic and diluted Earnings per common unit and Adjusted Earnings per common unit (a non-GAAP financial measure), of $0.39, after taking into account the distributions relating to the Series A Preferred Units on the Partnership’s Net Income/Adjusted Net Income. Earnings per common unit and Adjusted Earnings per common unit, basic and diluted, were calculated on the basis of a weighted average number of 36,382,011 common units outstanding during the period and in the case of Adjusted Earnings per common unit, after reflecting the impact of certain adjustments presented in Appendix B of this press release.

Adjusted Net Income, Adjusted EBITDA, and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Amounts relating to variations in period-on-period comparisons shown in this section are derived from the condensed financial statements presented in Annex A hereto.

(3) Average daily hire gross of commissions is a non-GAAP financial measure and represents voyage revenue excluding the non-cash time charter deferred revenue amortization, as well as the revenues attributable to the value of the EUAs to be provided to the Partnership pursuant to the terms of its agreements with the charterers, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

Liquidity/ Financing/ Cash Flow Coverage

During the three months ended June 30, 2026, the Partnership generated net cash from operating activities of $21.0 million, compared to $24.3 million in the corresponding period in 2025, which represents a decrease of $3.3 million, or 13.6%, mainly as a result of working capital changes.

As of June 30, 2026, the Partnership reported total cash of $59.5 million. The Partnership’s outstanding financial liabilities as of June 30, 2026, under the Sale and Leaseback Agreements between the vessel owning companies of the Clean Energy, the OB River, the Amur River and the Arctic Aurora and China Development Bank Financial Leasing Co. Ltd. amounted to $36.5 million, $48.4 million, $49.7 million and $122.0 million, respectively, gross of unamortized deferred loan fees. The financial liabilities under the Sale and Leaseback Agreements are repayable within approximately three years for the Clean Energy, the OB River and the Amur River and within eight years for the Arctic Aurora.

Vessel Employment

As of September 8, 2026, the Partnership had estimated contracted time charter coverage(4) for 100%, 100% and 65% of its fleet estimated Available Days (as defined in Appendix B) for each of 2026, 2027 and 2028, respectively.

As of the same date, the Partnership’s estimated contracted revenue backlog (5) (6) was $0.73 billion, with an average remaining contract term of 4.4 years.

(4) Time charter coverage for the Partnership’s fleet is calculated by dividing the fleet contracted days on the basis of the earliest estimated delivery and redelivery dates prescribed in the Partnership’s current time charter contracts, net of scheduled class survey repairs, by the number of expected Available Days during that period.

(5) The Partnership calculates its estimated contracted revenue backlog by multiplying the contractual daily hire rate by the expected number of days committed under the contracts (assuming earliest delivery and redelivery and excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods disclosed due to, for example, the early termination or temporary suspension of charters, dry-docking and/or special survey downtime, maintenance projects, off-hire downtime and other factors that result in lower revenues than the Partnership’s estimated contract revenue backlog.

(6) $0.09 billion of the estimated contracted revenue backlog relates to the estimated portion of the hire contained in certain time charter contracts with Yamal Trade Pte. Ltd., which represents the operating expenses of the respective vessels and is subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the estimated contracted revenue backlog due to the yearly variations in the respective vessel’s operating costs.

Russian Sanctions Developments

Due to the ongoing Russian war with Ukraine, the United States (“U.S.”), the European Union (“E.U.”), the United Kingdom (the “U.K.”) and other countries and organizations have publicly announced and enacted extensive sanctions against Russia to impose severe economic pressure on the Russian economy and government.

On October 23, 2025, the E.U. adopted the 19th package of sanctions (the “19th Package”), which prohibits the purchase, import or transfer, directly or indirectly, by E.U. persons and non-E.U. persons with an E.U.-nexus, of LNG that originates in Russia or is exported from Russia (the “LNG Prohibition”). The LNG Prohibition applies from January 1, 2027 with respect to supply contracts with a duration exceeding one year (“Long Term Contracts”) that were executed before June 17, 2025 and that have not since been amended, other than by amendments falling within specified categories.

On July 23, 2026, the E.U. amended the 19th Package with the adoption of the 21st package of sanctions (the “21st Package”).  The 21st Package introduced an exemption to the LNG Prohibition, initially until July 25, 2027, and thereafter for successive periods of one year, unless the Council of the E.U. (the “E.U. Council”), following an annual review, decides otherwise.  The exemption applies to transfers of LNG destined for third countries, pursuant to Long Term Contracts that were executed before February 24, 2022 and that have not since been amended, other than by amendments falling within specified categories, provided that, the volume of LNG transferred each year under the relevant contract does not exceed the yearly volume of LNG transferred in 2025 under such contract (the “Legacy Contract Derogation”).

Separately, on May 20, 2026, the U.K. enacted the Russia (Sanctions) (EU Exit) (Amendment) Regulations 2026, which prohibit U.K. persons from providing or facilitating maritime transportation services for Russian-origin LNG, including carriage to third countries, subject to limited exceptions and licensing arrangements.  The U.K. prohibition will apply beginning January 1, 2027 with respect to certain Long-Term Contracts that were executed before June 17, 2025 and that have not since been amended, other than by amendments falling within specified categories.

One of our charterers, Yamal Trade Pte. Ltd. (the “Charterer”), employs two of our vessels, the Yenisei River and Lena River, on existing Long-Term Contracts that extend to 2033 and 2034, respectively (the “Yamal Charters”). These vessels, since commencement of the Yamal Charters, have been engaged in the transportation of LNG produced in Russia for discharge at destinations worldwide in compliance with applicable sanctions regulations.

We believe that the transportation of LNG under the Yamal Charters to destinations outside the E.U. currently falls within the Legacy Contract Derogation and, accordingly, are outside the scope of the LNG Prohibition. However, there can be no assurance that our interpretation of the Legacy Contract Derogation is correct, or that regulatory authorities or our counterparties will agree with our interpretation. Furthermore, there can be no assurance that the transportation of LNG under the Yamal Charters will continue to meet the requirements of the Legacy Contract Derogation, including with respect to the yearly volume limitation, or that the E.U. Council will not decide, following an annual review, to shorten or terminate the Legacy Contract

Derogation, or that sanctions regulations will not be further implemented, amended, or expanded to restrict the transportation of Russian-origin LNG. These risks are outside of our control, and if one or more of these events were to occur, our vessels would be restricted from transporting LNG originating in or exported from Russia, which would affect the Charterer’s ability to continue employing the vessels in the manner currently conducted. Notwithstanding the foregoing, we believe the Yamal Charters would remain enforceable, however, the Charterer may not agree with our interpretation, which could result in disputes, non-performance, litigation or early termination of the Yamal Charters, among other things. In addition, sanctions may be extended, amended or interpreted in ways that require the early termination of the Yamal Charters, or give rise to rights of the Charterer, including the purchase option exercisable on a sanctions event described in our interim financial statements.

Furthermore, as a result of the U.K. regulations described above, we expect that we will be required to replace certain key service providers currently based in the U.K., with providers established outside the U.K. There can be no assurance that replacement services will be available on comparable terms, or at all. Any inability to obtain such services, or delay in obtaining them, could disrupt the operation of the affected vessels, result in additional costs or periods of off-hire or affect our ability to perform our obligations under the Yamal Charters or to comply with covenants in our debt agreements.

Our fleet consists of only six LNG carriers and we derive all of our revenues from a limited number of charterers. For the six-month period ended June 30, 2026, the Charterer accounted for 34.5% of our total revenues. The loss of revenue under either or both of the Yamal Charters would have a material adverse effect on our business, results of operations, financial condition and ability to make distributions to our unitholders and could result in an event of default under our debt agreements.

Other than as described above in relation to the U.K. regulations, applicable U.S., U.K. and E.U. sanctions regimes that are in effect as of today’s date do not materially affect our business, operations or financial condition and, to our knowledge, our counterparties are currently performing their obligations under their respective time charters in compliance with such sanctions regulations. We closely monitor the applicability of sanctions regulations on us and our counterparties, and the potential impact of economic sanctions on our existing commercial arrangements, including the Yamal Charters. The full impact of the commercial and economic consequences of the Russian war with Ukraine is uncertain at this time. The E.U. and U.K. sanctions regulations described above or any further development in sanctions, or escalation of the Ukraine war and other geopolitical events and conflicts more generally may have a material adverse impact on our business, financial condition, results of operations, our ability to make distributions to unitholders or our ability to comply with the covenants in our debt agreements. Sanctions have been expanded over time and may continue to evolve and could ultimately restrict or prevent the performance of certain contractual obligations under our charters.

Please see the section of this press release entitled “Forward Looking Statements”. Please also see the risk factors we describe in our Annual Report on Form 20-F for the year ended December 31, 2025, including without limitation, the risk factors entitled “We currently derive all our revenue and cash flow from a limited number of charterers and the loss of any of these charterers could cause us to suffer losses or otherwise adversely affect our business,” “Any charter termination would likely have a material adverse effect on our business, financial condition, results of operations and cash flows,” “If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the United States government or other governmental authorities, it could result in the imposition of monetary fines or penalties and adversely affect our reputation and the market for our securities” and “We may be subject to litigation that could have an adverse effect on us.”

Slide Presentation:

The slide presentation for the second quarter ended June 30, 2026 financial results will be available in PDF format, accessible on the Partnership’s website www.dynagaspartners.com.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: DLNG) is a master limited partnership that owns liquefied natural gas (LNG) carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with an aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com. The Partnership’s website and its contents are not incorporated into and do not form a part of this release.

Contact Information:

Dynagas LNG Partners LP
Attention: Michael Gregos
Tel. +30 210 8917960
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
Markella Kara

Capital Link, Inc.
230 Park Avenue, Suite 1540

New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “plan,” “potential,” “project,” “will,” “may,” “should,” “expect,” “expected,” “pending” and similar expressions identify forward-looking statements. These forward-looking statements are not intended to give any assurance as to future results and should not be relied upon.

The forward-looking statements in this press release are based upon various assumptions and estimates, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed, expressed or implied, in the forward-looking statements include, but are not limited to, the strength of world economies and currency fluctuations, general market conditions, including fluctuations in charter rates, ownership days, and vessel values, changes in supply of and demand for liquefied natural gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, the early termination of Partnership’s charters and the Partnership’s inability to replace assets and/or long-term contracts, the availability of financing and refinancing, changes in governmental laws, rules and regulations or actions taken by regulatory authorities, economic, regulatory, political and governmental conditions that affect the shipping and the LNG industry, potential liability from pending or future litigation, and potential costs due to environmental damage and vessel collisions, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, or international hostilities, geopolitical events including ongoing conflicts and hostilities in the Middle East and other regions throughout the world and the global response to such conflicts and hostilities, changes in tariffs, trade barriers, and embargos, including uncertainty regarding the scope, legitimacy, and durability of existing and future tariff measures by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries, vessel breakdowns, instances of off-hires, the length and severity of epidemics and pandemics, the impact of public health threats and outbreaks of other highly communicable diseases, the amount of cash available for distribution, and other important factors, including those the Partnership describes from time to time in the reports it files with the U.S. Securities and Exchange Commission (the “SEC”). Due to the ongoing war between Russia and Ukraine, the United States, the United Kingdom, the European Union, and other countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government. The full impact of the commercial and economic consequences of the Russian war with Ukraine is uncertain at this time. For further information, please see “Russian Sanctions Developments”

herein. Partnership cannot provide any assurance that current applicable sanctions, any further development in sanctions, or escalation of the Ukraine war and other geopolitical events and conflicts more generally, will not have a significant impact on its business, financial condition, results of operations, or ability to make distributions to unitholders.

Please see the Partnership’s filings with the SEC for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof.

The Partnership undertakes no obligation, and specifically declines any obligation, to update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable laws. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors which may adversely affect its results. Further, the Partnership cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. If one of more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements

APPENDIX A

DYNAGAS LNG PARTNERS LP

Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except units and per unit data)	Three Months Ended June 30,		Six Months Ended June 30,
	2026 (unaudited)	2025 (unaudited)	2026 (unaudited)	2025 (unaudited)
REVENUES
Voyage revenues	$41,188	$38,613	$81,126	$77,720
Other operating revenues from related party	573	—	573	—
EXPENSES
Voyage expenses (including related party)	(2,889)	(1,549)	(5,980)	(3,289)
Vessel operating expenses	(8,912)	(7,747)	(19,089)	(16,478)
General and administrative expenses (including related party)	(407)	(457)	(939)	(971)
Management fees -related party	(1,740)	(1,690)	(3,462)	(3,361)
Depreciation	(7,994)	(7,994)	(15,900)	(15,900)
Operating income	19,819	19,176	36,329	37,721
Interest and finance costs, net	(3,837)	(5,230)	(7,811)	(10,096)
Other, net	(25)	(237)	(28)	(346)
Other income	—	—	4,893	—
Net income	$15,957	$13,709	$33,383	$27,279
Earnings per common unit (basic and diluted)	$0.39	$0.23	$0.82	$0.52
Weighted average number of units outstanding, basic and diluted:
Common units	36,382,011	36,552,642	36,382,011	36,644,628

11

DYNAGAS LNG PARTNERS LP

Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars—except for unit data)

	June 30, 2026 (unaudited)	December 31, 2025 (unaudited)
ASSETS:
Cash and cash equivalents	$59,486	$41,039
Due from related party (current and non-current)	1,350	3,225
Other assets	13,718	8,832
Vessels, net	717,248	733,148
Total assets	$791,802	$786,244

LIABILITIES
Other financial liabilities, net of deferred financing fees	$255,225	$277,073
Other liabilities	36,435	35,941
Due to related party (current and non-current)	546	—
Total liabilities	$292,206	$313,014

PARTNERS’ EQUITY
General partner (35,526 units issued and outstanding as at June 30, 2026 and December 31, 2025)	206	180
Common unitholders (36,382,011 units issued and outstanding as at June 30, 2026 and December 31, 2025)	426,174	399,834
Series A Preferred unitholders: (3,000,000 units issued and outstanding as at June 30, 2026 and December 31, 2025)	73,216	73,216
Total partners’ equity	$499,596	$473,230

Total liabilities and partners’ equity	$791,802	$786.244

12

DYNAGAS LNG PARTNERS LP

Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Cash flows from Operating Activities:
Net income:	$15,957	$13,709	$33,383	$27,279
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,994	7,994	15,900	15,900
Amortization of deferred financing fees	116	132	236	267
Deferred revenue amortization	(164)	700	(371)	1,393
Amortization of deferred charges	18	54	71	107
Changes in operating assets and liabilities:
Trade accounts receivable	1,148	56	(315)	675
Prepayments and other assets	(595)	(3,347)	(936)	(223)
Inventories	2	(11)	30	(42)
Due from/ to related parties	634	691	2,421	1,440
Deferred charges	(120)	4	(120)	4
Trade accounts payable	(1,153)	(22)	(1,252)	(32)
Accrued liabilities	(193)	3,074	179	(827)
Accrued interest on Redeemable Preferred Units	—	529	—	529
Unearned revenue	(2,634)	747	(1,677)	(4,086)
Net cash from Operating Activities	21,010	24,310	47,549	42,384

Cash flows from Financing Activities:
Repurchase of common units costs	—	(4)	—	(4)
Repurchase of common units	—	(554)	—	(785)
Distributions declared and paid	(3,509)	(4,830)	(7,018)	(9,811)
Repayment of other financial liabilities	(11,042)	(11,042)	(22,084)	(22,084)
Net cash used in Financing Activities	(14,551)	(16,430)	(29,102)	(32,684)

Net increase in cash and cash equivalents	6,459	7,880	18,447	9,700
Cash and cash equivalents at beginning of the period	53,027	69,976	41,039	68,156
Cash and cash equivalents at end of the period	$59,486	$77,856	$59,486	$77,856

APPENDIX B

Fleet Statistics and Reconciliation of U.S. GAAP Financial Information to Non- GAAP Financial Information

	Three Months Ended June 30,		Six Months Ended June 30,
(expressed in United states dollars except for operational data)	2026	2025	2026	2025
	(unaudited)		(unaudited)
Number of vessels at the end of period	6	6	6	6
Average number of vessels in the period (1)	6	6	6	6
Calendar Days (2)	546.0	546.0	1,086.0	1,086.0
Available Days (3)	546.0	546.0	1,086.0	1,086.0
Revenue earning days (4)	525.5	542.5	1,039.0	1,082.5
Time Charter Equivalent rate(5)	$70,145	$67,883	$69,195	$68,537
Fleet Utilization (4)	96.2%	99.4%	95.7%	99.7%
Vessel daily operating expenses (6)	$16,322	$14,189	$17,577	$15,173

(1)  Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days that each vessel was a part of the Partnership’s fleet during the period divided by the number of Calendar Days (defined below) in the period.

(2) “Calendar Days” are the total days that the Partnership possessed the vessels in its fleet for the relevant period.

(3) “Available Days” are the total number of Calendar Days that the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs or dry-dockings.

(4)  The Partnership calculates fleet utilization by dividing the number of its Revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days (which do not include positioning-repositioning days for which compensation has been received) during a period by the number of Available Days. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings, or special or intermediate surveys.

(5)  Time charter equivalent rate (“TCE rate”) is a measure of the average daily revenue performance of a vessel. For time charters, the Partnership calculates TCE rate by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during the relevant time period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, the TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (such as time charters, voyage charters) under which the vessels may be employed between the periods and to assist the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and in evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies due to differences in methods of calculation. The following table reflects the calculation of the Partnership’s TCE rates for the periods presented (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days):

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
(In thousands of U.S. dollars, except for Available Days and TCE rate)	(unaudited)		(unaudited)
Voyage revenues	$41,188	$38,613	$81,126	$77,720
Voyage Expenses *	(2,889)	(1,549)	(5,980)	(3,289)
Time Charter equivalent revenues	$38,299	$37,064	$75,146	$74,431
Available Days	546.0	546.0	1,086.0	1,086
Time charter equivalent (TCE) rate	$70,145	$67,883	$69,195	$68,537

*Voyage expenses include commissions of 1.25% paid to Dynagas Ltd., the Partnership’s Manager, and third-party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

 (6)  Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of U.S. dollars)	2026	2025	2026	2025
	(unaudited)		(unaudited)
Net income	$15,957	$13,709	$33,383	$27,279
Net interest and finance costs (1)	3,837	5,230	7,811	10,096
Depreciation	7,994	7,994	15,900	15,900
Amortization of deferred revenue	(164)	700	(371)	1,393
Amortization of deferred charges	18	54	71	107
Other income(2)	—	—	(4,893)	—
Adjusted EBITDA	$27,642	$27,687	$51,901	$54,775

(1) Includes interest and finance costs and interest income, if any.

(2) Includes other income from insurance claims for damages incurred in prior years

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), taxes (when incurred), depreciation and amortization (when incurred), and non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the ability to compare the Partnership’s operating performance from period-to-period and against that of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or against companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possible changes in financing methods, capital structure and historical cost basis and which items may significantly affect Net Income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength.

Adjusted EBITDA is not intended to and does not purport to represent cash flows for the period, nor is it presented as an alternative to operating income. Further, Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and does not represent and should not be considered as an alternative to Net Income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect Net Income and these measures may vary among other companies. Therefore, Adjusted EBITDA, as presented above, may not be comparable to similarly titled measures of other businesses because they may be defined or calculated differently by those other businesses. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP. Any non-GAAP measures should be viewed as supplemental to, and should not be considered as alternatives to, GAAP measures including, but not limited to net earnings (loss), operating profit (loss), cash flow from operating, investing and financing activities, or any other measure of financial performance or liquidity presented in accordance with GAAP.

Reconciliation of Net Income to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of U.S. dollars except for units and per unit data)	2026	2025	2026	2025
	(unaudited)		(unaudited)
Net Income	$15,957	$13,709	$33,383	$27,279
Amortization of deferred revenue	(164)	700	(371)	1,393
Amortization of deferred charges	18	54	71	107
Other income	—	—	(4,893)	—
Adjusted Net Income	$15,811	$14,463	$28,190	$28,779
Less: Adjusted Net Income attributable to preferred unitholders and general partner	(1,701)	(3,143)	(3,399)	(6,331)
Less: Deemed dividend on Series B Preferred Units	—	(2,031)	—	(2,031)
Adjusted Net Income available to common unitholders	$14,110	$9,289	$24,791	$20,417

Weighted average number of common units outstanding, basic and diluted:	36,382,011	36,552,642	36,382,011	36,644,628
Adjusted Earnings per common unit, basic and diluted	$0.39	$0.25	$0.68	$0.56

Adjusted Net Income represents net income before non-recurring expenses (if any), charter hire amortization related to time charters with escalating time charter rates, amortization of deferred charges, and other income. Adjusted Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Adjusted Net Income available to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The Partnership’s definitions of Adjusted Net Income, Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit, basic and diluted, may not be the same at those reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit, basic and diluted is useful to investors because these measures facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income, Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit does not imply, and should not be construed as an inference, that its future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP.

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